August 2, 2010

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Paul M. Dudek, Esq.
Office of International Corporate Finance

RE Registration Statement on Form F-6 filed with respect to common shares of Trony Solar Holdings Company Limited
    (File No. 333-163283)


Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), acting on behalf of the legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing common shares of Trony Solar Holdings Company Limited(the "Issuer") hereby requests withdrawal of the above referenced Registration Statement on Form F-6, together with all exhibits thereto
(the "Registration Statement").

In light of general market conditions, the Issuer determined not to conduct the offering contemplated by the Form F-1 registration statement filed thereby.

The Depositary confirms that the Registration Statement on Form F-6 has not been declared effective and no securities have been or will be issued or sold pursuant thereto or the prospectus contained therein.

Accordingly, the Depositary respectfully requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.

If you should have any questions about this application, please contact our counsel, George E. Boychuk at 212-319-7600.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of the Issuer

By: JPMorgan Chase Bank, N.A., Depositary

By:       /s/Gregory A. Levendis
Name:     Gregory A. Levendis
Title:    Vice President